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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 7)*

Rite Aid Corporation

(Name of Issuer)

Common Stock par value $1.00 per share

(Title of Class of Securities)

767754 10 4

(CUSIP Number)

Jennifer Bellah Maguire

Gibson, Dunn & Crutcher LLP

333 South Grand Avenue

Los Angeles, California 90071-3197

(213) 229-7986

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 25, 20081

(Date of Event Which Requires Filing of Statement on Schedule 13D)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), checking the following box.  ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

[1]	The Reporting Persons’ holdings of the Issuer’s Common Stock dropped below 5% on this date. The Exchange Agreement described in this Amendment No. 7 was entered into with the Issuer on September 26, 2013.

CUSIP No. 767754 10 4	Amendment No. 7 to Schedule 13D	Page 2 of 16 Pages

(1)	Name of Reporting Persons: I.R.S. Identification No. of Above Persons (entities only): Green Equity Investors III, L.P.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☒ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): Not Applicable
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power: 0
	(8)	Shared Voting Power: 40,000,000 shares of Common Stock
	(9)	Sole Dispositive Power: 0
	(10)	Shared Dispositive Power: 40,000,000 shares of Common Stock
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 40,000,000 shares of Common Stock
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)

Percent of Class Represented by Amount in Row (11):

4.4% beneficial ownership of Common Stock outstanding based on 909,615,997 shares of Common Stock outstanding as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on July 5, 2013

(14)	Type of Reporting Person (See Instructions): PN

CUSIP No. 767754 10 4	Amendment No. 7 to Schedule 13D	Page 3 of 16 Pages

(1)	Name of Reporting Persons: I.R.S. Identification No. of Above Persons (entities only): Green Equity Investors Side III, L.P.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☒ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): Not Applicable
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power: 0
	(8)	Shared Voting Power: 40,000,000 shares of Common Stock
	(9)	Sole Dispositive Power: 0
	(10)	Shared Dispositive Power: 40,000,000 shares of Common Stock
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 40,000,000 shares of Common Stock
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)

Percent of Class Represented by Amount in Row (11):

4.4% beneficial ownership of Common Stock outstanding based on 909,615,997 shares of Common Stock outstanding as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on July 5, 2013

(14)	Type of Reporting Person (See Instructions): PN

CUSIP No. 767754 10 4	Amendment No. 7 to Schedule 13D	Page 4 of 16 Pages

(1)	Name of Reporting Persons: I.R.S. Identification No. of Above Persons (entities only): GEI Capital III, LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): Not Applicable
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power: 0
	(8)	Shared Voting Power: 40,000,000 shares of Common Stock
	(9)	Sole Dispositive Power: 0
	(10)	Shared Dispositive Power: 40,000,000 shares of Common Stock
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 40,000,000 shares of Common Stock
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)

Percent of Class Represented by Amount in Row (11):

4.4% beneficial ownership of Common Stock outstanding based on 909,615,997 shares of Common Stock outstanding as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on July 5, 2013

(14)	Type of Reporting Person (See Instructions): PN

CUSIP No. 767754 10 4	Amendment No. 7 to Schedule 13D	Page 5 of 16 Pages

(1)	Name of Reporting Persons: I.R.S. Identification No. of Above Persons (entities only): Leonard Green & Partners, L.P.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): Not Applicable
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power: 0
	(8)	Shared Voting Power: 40,153,846 shares of Common Stock
	(9)	Sole Dispositive Power: 0
	(10)	Shared Dispositive Power: 40,153,846 shares of Common Stock
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 40,000,000 shares of Common Stock
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)

Percent of Class Represented by Amount in Row (11):

4.4% beneficial ownership of Common Stock outstanding based on 909,615,997 shares of Common Stock outstanding as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on July 5, 2013

(14)	Type of Reporting Person (See Instructions): PN

CUSIP No. 767754 10 4	Amendment No. 7 to Schedule 13D	Page 6 of 16 Pages

(1)	Name of Reporting Persons: I.R.S. Identification No. of Above Persons (entities only): LGP Management, Inc.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): Not Applicable
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power: 0
	(8)	Shared Voting Power: 40,153,846 shares of Common Stock
	(9)	Sole Dispositive Power: 0
	(10)	Shared Dispositive Power: 40,153,846 shares of Common Stock
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 40,153,846 shares of Common Stock
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)

Percent of Class Represented by Amount in Row (11):

4.4% beneficial ownership of Common Stock outstanding based on 909,615,997 shares of Common Stock outstanding as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on July 5, 2013

(14)	Type of Reporting Person (See Instructions): CO

CUSIP No. 767754 10 4	Amendment No. 7 to Schedule 13D	Page 7 of 16 Pages

(1)	Name of Reporting Persons: I.R.S. Identification No. of Above Persons (entities only): Grand Avenue Associates, L.P.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): Not Applicable
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power: 0
	(8)	Shared Voting Power: 40,000,000 shares of Common Stock
	(9)	Sole Dispositive Power: 0
	(10)	Shared Dispositive Power: 40,000,000 shares of Common Stock
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 40,000,000 shares of Common Stock
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)

Percent of Class Represented by Amount in Row (11):

4.4% beneficial ownership of Common Stock outstanding based on 909,615,997 shares of Common Stock outstanding as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on July 5, 2013

(14)	Type of Reporting Person (See Instructions): PN

CUSIP No. 767754 10 4	Amendment No. 7 to Schedule 13D	Page 8 of 16 Pages

(1)	Name of Reporting Persons: I.R.S. Identification No. of Above Persons (entities only): Grand Avenue Capital Corporation
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): Not Applicable
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power: 0
	(8)	Shared Voting Power: 40,000,000 shares of Common Stock
	(9)	Sole Dispositive Power: 0
	(10)	Shared Dispositive Power: 40,000,000 shares of Common Stock
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 40,000,000 shares of Common Stock
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)

Percent of Class Represented by Amount in Row (11):

4.4% beneficial ownership of Common Stock outstanding based on 909,615,997 shares of Common Stock outstanding as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on July 5, 2013

(14)	Type of Reporting Person (See Instructions): CO

CUSIP No. 767754 10 4	Amendment No. 7 to Schedule 13D	Page 9 of 16 Pages

ITEM 1.	SECURITY AND ISSUER

This Amendment No. 7 to this Schedule 13D (this “Amendment No. 7”) relates to the common stock, par value $1.00 per share (the “Common Stock”), of Rite Aid Corporation, a Delaware corporation (the “Issuer”).

The address of the Issuer’s principal executive offices is 30 Hunter Lane, Camp Hill, Pennsylvania 17011.

ITEM 2.	IDENTITY AND BACKGROUND

(a)	This Amendment No. 7 is being filed by Green Equity Investors III, L.P., a Delaware limited partnership (“GEI III”), Green Equity Investors Side III, L.P., a Delaware limited partnership (“GEI Side III”), GEI Capital III, LLC, a Delaware limited liability company (“GEIC”), Leonard Green & Partners, L.P., a Delaware limited partnership (“LGP”), LGP Management, Inc., a Delaware corporation (“LGPM”), Grand Avenue Associates, L.P., a Delaware limited partnership (“Grand Avenue”), and Grand Avenue Capital Corporation, a Delaware corporation (“GACC”) (collectively, the “Reporting Persons”) pursuant to their agreement to the joint filing of this Amendment No. 7 (such agreement was previously filed as Exhibit 7.9 to this Schedule 13D).

As of the execution of the Exchange Agreement (as defined in Item 6, below), GEI III and GEI Side III were the direct owners of 40,000,000 shares of Common Stock (the “GEI Shares”) and Mr. John M. Baumer held for the benefit of LGP, 153,846 shares of Common Stock (the “LGP Shares”). Mr. Baumer expressly disclaims beneficial ownership of the LGP Shares, except to the extent of his pecuniary interest therein.

GEI Side III is an affiliated fund of GEI III and invests in tandem with GEI III. GEI Side III’s investments represent less than 1% of the amount invested in each transaction. GEIC is the general partner of GEI III and GEI Side III. GEIC’s principal business is to act as the general partner of GEI III and GEI Side III, each of whose principal business is to pursue investments. Grand Avenue is a limited partner of GEI III. Grand Avenue’s principal business is to serve as a limited partner of GEI III, and other affiliated funds. GACC is the general partner of Grand Avenue. GACC’s principal business is to serve as the general partner of Grand Avenue and a fund affiliated with GEI III. LGP is the management company of GEI III and GEI Side III and an affiliate of GEIC, Grand Avenue and GACC. LGP’s principal business is to act as the management company of GEI III, GEI Side III, and other affiliated funds. LGPM is the general partner of LGP.

Due to their relationship with GEI III and GEI Side III, each of LGP, LGPM, GEIC, Grand Avenue and/or GACC may be deemed to have shared voting and

CUSIP No. 767754 10 4	Amendment No. 7 to Schedule 13D	Page 10 of 16 Pages

investment power with respect to the GEI Shares. As such, LGP, LGPM, GEIC, Grand Avenue and/or GACC may be deemed to have shared beneficial ownership of the GEI Shares. Each of LGP, LGPM, GEIC, Grand Avenue and GACC, however, disclaims beneficial ownership of such GEI Shares. Due to their relationship with LGP and LGPM, each of GEIC, Grand Avenue, GACC, GEI III and/or GEI Side III may be deemed to have shared voting and investment power with respect to the LGP Shares. As such, each of GEIC, Grand Avenue, GACC, GEI III and GEI Side III may be deemed to have shared beneficial ownership of the LGP Shares. Each of GEIC, Grand Avenue, GACC, GEI and GEI Side III, however, disclaims beneficial ownership of such LGP Shares.

The names of the directors and executive officers of LGPM are set forth on Schedule 1, which is incorporated herein by reference.

(b)	The address of each of the Reporting Persons is 11111 Santa Monica Boulevard, Suite 2000, Los Angeles, California 90025.

(c)	The present principal occupation of each of the directors and officers of LGPM is set forth on Schedule 1, which is incorporated herein by reference.

(d)	None of the Reporting Persons has been convicted in a criminal proceeding during the last five years.

(e)	None of the Reporting Persons has been party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws, or finding any violation with respect to such laws during the last five years.

(f)	Each of the directors and executive officers of LGPM, other than J. Kristofer Galashan, Michael J. Kirton, and Todd M. Purdy, is a United States citizen. Each of Messrs. Galashan, Kirton, and Purdy is a Canadian citizen.

CUSIP No. 767754 10 4	Amendment No. 7 to Schedule 13D	Page 11 of 16 Pages

ITEM 4.	PURPOSE OF THE TRANSACTION

As set forth in Amendment No. 6 to this Schedule 13D, on or about April 25, 2008, in settlement of a pre-paid forward sale contract (the “Credit Suisse Contract”), GEI III and GEI Side III delivered 1,321,900 shares of 7.0% Series G Convertible Preferred Stock of the Issuer (the “Series G Preferred Stock”) to Credit Suisse International. At such time, the Reporting Persons ceased to be holders of 5% or more of the outstanding Common Stock. By filing this Amendment No. 7, the Reporting Persons indicate that they are not obligated to make any further filings with respect to their transactions in the Common Stock.

As described more fully in Item 6 of this Amendment No. 7 and reported in a Form 8-K filed by the Issuer on September 27, 2013 (the “Form 8-K”) and a Form 4 filed by the Reporting Persons on September 30, 2013 (the “Form 4”), GEI III and GEI Side III have entered into an agreement with the Issuer for the exchange of all the Series G Preferred Stock and the 6% Series H Convertible Preferred Stock of the Issuer (the “Series H Preferred Stock”) held by GEI III and GEI Side III for Common Stock. At this time, the Reporting Persons have no plans or proposals under consideration with respect to securities of the Issuer relating to or which could result in any of the transactions described in paragraphs (a) through (j) of Item 4 for this Schedule 13D.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

(a) and (b)

Reporting Persons	Number of Shares With Sole Voting and Dispositive Power	Number of Shares With Shared Voting and Dispositive Power	Aggregate Number of Shares Beneficially Owned	Percentage of Class Beneficially Owned
GEI III and GEI Side III	0	Voting Power 40,000,000 Dispositive Power 40,000,000	40,000,000	4.4%
LGP, LGPM and John M. Baumer	0	Voting Power 40,153,846 (1) Dispositive Power 40,153,846	40,153,846	4.4%
All Other Reporting Persons	0	Voting Power 40,000,000 Dispositive Power 40,000,000	40,000,000	4.4%

(1)	Includes 153,846 shares of Common Stock held by Mr. John M. Baumer for the benefit of LGP.

(c)	Other than as reported in this Amendment No. 7, none of the Reporting Persons has effected any transactions involving the Common Stock in the 60 days prior to filing this Amendment No. 7.

CUSIP No. 767754 10 4	Amendment No. 7 to Schedule 13D	Page 12 of 16 Pages

(d)	Not applicable.

(e)	On or about April 25, 2008, in settlement of the Credit Suisse Contract, GEI III and GEI Side III delivered 1,321,900 shares of Series G Preferred Stock to Credit Suisse International. At such time, the Reporting Persons ceased to be holders of 5% or more of the outstanding Common Stock.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

As previously reported in the Form 8-K and the Form 4, on September 26, 2013, the Issuer agreed to exchange 7.75 shares of Series G Preferred Stock and 1,876,013.37 shares of Series H Preferred Stock (the “2013 Exchange”) then held by GEI III and GEI Side III for 40,000,000 shares of Common Stock, on the terms set forth in an exchange agreement, dated as of September 26, 2013, by and among the Issuer, GEI III, and GEI Side III, and attached hereto as Exhibit 7.17 (the “Exchange Agreement”). Shortly after entering into the Exchange Agreement, GEI III and GEI Side III agreed to sell a majority of such shares of Common Stock to a broker for $4.49 per share. Following the settlement of the 2013 Exchange, which occurred on or about September 30, 2013, no shares of Series G Preferred Stock and no shares of the Series H Preferred Stock remained outstanding, and the Issuer’s Restated Certificate of Incorporation, as amended, was further amended to eliminate all references to the Series G Preferred Stock and the Series H Preferred Stock. Pursuant to the terms of the Exchange Agreement, John M. Baumer resigned from the Issuer’s Board of Directors. Other than the matters disclosed above in response to Items 4 and 5 and this Item 6, none of the Reporting Persons is party to any contracts, arrangements, understandings or relationships with respect to any securities of the Issuer, including but not limited to the transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

7.9	Joint Filing Agreement, dated April 1, 2003 (incorporated herein by reference to Exhibit 7.9 to Amendment No. 2 to Schedule 13D filed with the SEC on April 1, 2003).

7.17	Exchange Agreement, dated as of September 26, 2013, by and among Rite Aid Corporation, Green Equity Investors III, L.P., and Green Equity Investors Side III, L.P.

CUSIP No. 767754 10 4	Amendment No. 7 to Schedule 13D	Page 13 of 16 Pages

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this Amendment No. 7 is true, complete and correct.

Dated as of October 1, 2013

Green Equity Investors III, L.P.
By: GEI Capital III, LLC, its General Partner

By:	/s/ Cody Franklin
Name:	Cody Franklin
Title:	Chief Financial Officer

Green Equity Investors Side III, L.P.
By: GEI Capital III, LLC, its General Partner

By:	/s/ Cody Franklin
Name:	Cody Franklin
Title:	Chief Financial Officer

GEI Capital III, LLC

By:	/s/ Cody Franklin
Name:	Cody Franklin
Title:	Chief Financial Officer

Leonard Green & Partners, L.P.
By: LGP Management, Inc., its General Partner

By:	/s/ Cody Franklin
Name:	Cody Franklin
Title:	Chief Financial Officer

CUSIP No. 767754 10 4	Amendment No. 7 to Schedule 13D	Page 14 of 16 Pages

LGP Management, Inc.

By:	/s/ Cody Franklin
Name:	Cody Franklin
Title:	Chief Financial Officer

Grand Avenue Associates, L.P.
By: Grand Avenue Capital Corporation, its General Partner

By:	/s/ Cody Franklin
Name:	Cody Franklin
Title:	Chief Financial Officer

Grand Avenue Capital Corporation

By:	/s/ Cody Franklin
Name:	Cody Franklin
Title:	Chief Financial Officer

CUSIP No. 767754 10 4	Amendment No. 7 to Schedule 13D	Page 15 of 16 Pages

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION

7.9	Joint Filing Agreement, dated April 1, 2003 (incorporated herein by reference to Exhibit 7.9 to Amendment No. 2 to Schedule 13D filed with the SEC on April 1, 2003).

7.17	Exchange Agreement, dated as of September 26, 2013, by and among Rite Aid Corporation, Green Equity Investors III, L.P., and Green Equity Investors Side III, L.P.

CUSIP No. 767754 10 4	Amendment No. 7 to Schedule 13D	Page 16 of 16 Pages

SCHEDULE 1

Directors and Executive Officers of LGPM

Name	Position with LGPM
John G. Danhakl	Director, Executive Vice President and Managing Partner
Peter J. Nolan	Director, Executive Vice President and Managing Partner
Jonathan D. Sokoloff	Director, Executive Vice President and Managing Partner
Jonathan A. Seiffer	Senior Vice President
John M. Baumer	Senior Vice President
Timothy J. Flynn	Senior Vice President
James D. Halper	Senior Vice President
Todd M. Purdy	Senior Vice President
Michael S. Solomon	Senior Vice President
W. Christian McCollum	Senior Vice President
Cody Franklin	Chief Financial Officer and Assistant Secretary
Lily W. Chang	Vice President – Portfolio Services
Lance J.T. Schumacher	Vice President – Tax
Reginald E. Holden	Vice President – Procurement
Usama N. Cortas	Principal
J. Kristofer Galashan	Principal
Alyse M. Wagner	Principal
Michael J. Kirton	Vice President
Oliver U. Nordlinger	Vice President
Adam T. Levyn	Vice President
John J. Yoon	Vice President